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                                                                    EXHIBIT 99.1

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        NEWS BULLETIN             RE:   LJ INTERNATIONAL, INC.
                                        FOCAL INDUSTRIAL CENTER
            FROM:                       21 MAN LOK STREET
The Financial Relations Board           HUNG HOM, KOWLOON
-----------------------------           HONG KONG
       BSMG WORLDWIDE                   NASDAQ/NMS:  JADE

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FOR FURTHER INFORMATION:

AT LJ INTERNATIONAL, INC.:           AT THE FINANCIAL RELATIONS BOARD/BSMG WORLDWIDE:
RINGO NG                             HARIS TAJYAR                            LISA MUELLER
CHIEF FINANCIAL OFFICER              GENERAL INFO. AND MEDIA CONTACT         INVESTOR CONTACT
011-852-2764-3622                    (310) 442-0599                          (310) 442-0599
ringong@ljintl.com                   htajyar@frb.bsmg.com                    lmueller@frb.bsmg.com
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FOR IMMEDIATE RELEASE
THURSDAY, MARCH 15, 2001

                         LJ INTERNATIONAL REPORTS RECORD
                      THIRD QUARTER AND NINE MONTH REVENUE

HIGHLIGHTS:
o STRONG DEMAND FOR DIAMOND AND LORENZO-BRANDED JEWELRY DRIVES REVENUE GAINS
o 43% INCREASE IN Q3 REVENUES TO $13.8M FROM $9.6M A YEAR AGO
o Q3 NET INCOME INCREASES 11% TO $1.5M FROM $1.3M LAST YEAR
o 38% INCREASE IN NINE-MONTH REVENUES TO $37.4M FROM $27.0M
o NINE-MONTH NET INCOME INCREASES 20% TO $4.1M FROM $3.5M
o COMPANY DELIVERS SEVENTH CONSECUTIVE QUARTER-OVER-QUARTER REVENUE GAIN

HONG KONG - MARCH 15, 2001 - LJ International Inc. (Nasdaq/NMS: JADE), the world's largest publicly owned manufacturer of semi-precious jewelry, today reported record revenue for the third quarter and nine-month period ended
January 31, 2001.

"We are pleased to again report record results with strong increases due to higher diamond jewelry sales and increased sales to existing customers," said Yu
Chuan Yih, Chairman and CEO of LJ International. "In addition, sales of jewelry from the Lorenzo-branded line, which we launched in June of 2000, again significantly contributed to larger repeat orders."

COMPANY REPORTS RECORD THIRD QUARTER REVENUES

Revenues for the third fiscal quarter ended January 31, 2001 increased 43% to $13.8 million from $9.6 million in the year-ago period. The increase in sales is primarily attributable to increased diamond jewelry sales and higher sales to existing customers of jewelry from the Lorenzo-branded line. The third quarter of fiscal 2001 represents the seventh consecutive quarter-over-quarter revenue gain.

The Company reported net income of $1.45 million or $0.17 per diluted share, for the third quarter, compared with net income of $1.3 million or $0.19 per diluted share, for the year-ago quarter. The decrease in per share earnings resulted from the continuing costs of launching new product lines. In addition, the 10% earnings per share difference also reflects an increase from 7.0 million shares outstanding in the third quarter of 2000 to 8.7 million shares outstanding. The number of shares outstanding increased due to the conversion of the Company's convertible debentures.


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Financial Relations Board, Inc. serves as financial relations counsel to this company, is acting on the company's behalf in issuing this bulletin and receiving compensation therefor. The information contained herein is furnished for information purposes only and is not to be construed as an offer to buy or sell securities.
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LJ International, Inc.
Page 2 of 4


"This quarter we increased sales by leveraging our existing customer relationships," said Mr. Yih. "Many of our high-volume customers, including fine jewelers, national jewelry chains stores, department stores, electronic retailers and specialty retailers, made higher volume purchases, adding our newer diamond jewelry and the Lorenzo-branded line to their orders. As we continued to deliver high-quality jewelry in large volumes, our market share is growing. Looking ahead, we expect to surpass our 2001 revenue growth goals as continued successful cross-selling of our new products contributing directly to LJ International's future growth and strong results."

The Lorenzo-branded jewelry line, which was launched in June of 2000, has already attracted more than 300 independent retailers. The line consists of over 200 unique styles of jewelry, manufactured with semi-precious stones.

RECORD NINE-MONTH REVENUE

Revenues for the nine-months ended January 31, 2001 increased 38% to a record
$37.4 million from $27.0 million for the first nine months of fiscal 2000. The increase in revenues is primarily attributable to higher sales resulting from cross-selling diamond jewelry to existing customers, as well as to new revenue contributions from the newer Lorenzo-branded jewelry line.

The Company achieved net income of $4.1 million, or $0.48 per diluted share, for the nine-month period, compared with net income of $3.4 million, $0.52 per diluted share, for the year-ago period.

The Company also today reported that Michael Gilburd, Vice President of
Corporate Development, has resigned his position to pursue other business interests. The Company expects to replace Mr. Gilburd's role as the Company's
U.S. spokesperson shortly.

OUTLOOK

"We continue to successfully implement our growth strategies," continued Mr.
Yih. "Our vertically integrated "mine-to-market" operations that worked so well with semi-precious jewelry manufacturing have proved adaptable to diamond jewelry production. As well, the robust sales of the Lorenzo-branded line of jewelry demonstrate the quality work that our more than 2,500 design and manufacturing employees consistently deliver. As LJ International continues to create and produce large quantities of diamond and fine jewelry at reasonable prices, we have tremendous potential for long-term revenue and earnings growth by increasing our market share."

ABOUT LJ INTERNATIONAL INC.

With manufacturing operations in the People's Republic of China for more than 10 years, LJ International Inc. has grown to become the world's largest publicly-owned manufacturer and marketer of semi-precious jewelry. The Company's operations are totally vertically integrated from mine-to-market. LJ
International operates two manufacturing facilities in China that employ approximately 2,500 skilled craftsmen. The Company produces more than 2 million pieces of fine finished jewelry, and annually cuts more than 4 million carats of high quality gemstones, which are sold primarily to the largest jewelry retailers in the United States and Europe. LJ International invites the public to visit the Company's website at http://www.ljinc.com/ for additional information.

Except for the historical information herein the matters discussed in this press release contain forward-looking statements, including but not limited to future sales, geographic expansion,


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LJ International, Inc.
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customer diversification, the success of the Company's Lorenzo-branded jewelry, and the implementation of the Company's expansion strategy. These forward-looking statements may involve a number of risks and uncertainties.
Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products, and other risk factors detailed in the Company's most recent annual report, and other filings with the Securities and Exchange
Commission.

                          [Financial Tables to Follow]




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LJ International, Inc.
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                             LJ INTERNATIONAL, INC.
                         SELECTED FINANCIAL INFORMATION
                          IN ACCORDANCE WITH U.S. GAAP
         (United States Dollars, in thousands, except per share amounts)
                              INCOME STATEMENT DATA

                                                     Three months         Three months         Nine months         Nine months
                                                         ended               ended                ended               ended
                                                   January 31, 2001     January 31, 2000     January 31, 2001   January 31, 2000
                                                  ---------------------------------------------------------------------------------
                                                      (Unaudited)         (Unaudited)          (Unaudited)         (Unaudited)
Sales                                                     $13,761               $9,627             $37,360            $26,985
Cost of goods sold                                          8,276                5,577              23,210             15,942
Gross profit                                                5,485                4,050              14,240             11,043
Selling, general and administrative expenses                3,725                2,647               9,430              7,049
Operating income                                            1,760                1,403               4,810              3,994
Other expenses, net                                           249                  104                 406                323
Income before income taxes                                  1,511                1,299               4,404              3,671
Income taxes                                                   65                    -                 274                232
Net income under US GAAP                                   $1,446               $1,299              $4,130             $3,439
Earnings per share - basic (US GAAP)                       $ 0.17                $0.20               $0.48              $0.53
Earnings per share - diluted (US GAAP)                     $ 0.17                $0.19               $0.48              $0.52
Weighted average shares outstanding - basic             8,671,615            6,442,875           8,537,773          6,391,487
Weighted average shares outstanding -diluted            8,671,615            7,024,240           8,606,504          6,718,028


                               BALANCE SHEET DATA

                                                         At January 31, 2001                     At April 30, 2000
                                                         -------------------                     -----------------
                                                             (Unaudited)                            (Unaudited)
Cash                                                                  $6,345                                $5,031
Accounts receivable, net                                               6,151                                 5,522
Inventories                                                           18,808                                19,203
Prepayments and others                                                 6,660                                 2,868
Total current assets                                                  37,964                                32,624
Property, plant and equipment, net                                     6,483                                 6,374
Other assets                                                             255                                   326
                                                                     -------                               -------
Total assets                                                         $44,702                               $39,324
                                                                     =======                               =======


Total current liabilities                                             13,695                                12,017
Total liabilities                                                     14,061                                15,830
Common stock                                                              87                                    74
Additional paid-in capital                                            14,448                                11,444
Warrant reserve                                                          339                                   339
Retained earnings                                                     15,767                                11,637
Total shareholders' equity                                            30,641                                23,494
                                                                     -------                               -------
Total liabilities and shareholders' equity                           $44,702                               $39,324
                                                                     =======                               =======
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